FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June 2003

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: June 16th, 2003

Information furnished on this form:
- Press Release concerning NEC Corporation's intended Japanese offering of NEC Electronics Corporation shares owned by NEC Corporation in conjunction with the listing of NEC Electronics Corporation on the Tokyo Stock Exchange

June 16, 2003

NEC Corporation's intended Japanese offering of NEC Electronics Corporation shares owned by NEC Corporation in conjunction with the listing of NEC Electronics Corporation on the Tokyo Stock Exchange

On June 16, 2003, the Tokyo Stock Exchange approved the application for listing of the shares of NEC Electronics Corporation (profile as below), a subsidiary of NEC Corporation, on the Tokyo Stock Exchange.

NEC Corporation intends to offer to sell a portion of the NEC Electronics Corporation shares owned by NEC Corporation and we hereby inform you of the outline of the intended offering within Japan as follows:

Description

1. Summary of Intended Offering

(1) Selling Shareholder	NEC Corporation
(2) Shares to be Offered	Common stock of NEC Electronics Corporation
(3) Number of Shares to be Offered	10,500,000
(4) Offering Price	To be determined

In addition to the above offering, the representative of the Japanese underwriters may over-allot up to an additional 3,000,000 shares of NEC Electronics Corporation's common stock, which will be lent to the representative of the Japanese underwriters by NEC Corporation. In connection with the offering of the over-allotted shares, NEC Corporation will grant the representative of the Japanese underwriters the right option to purchase up to an aggregate of 3,000,000 additional shares of NEC Electronics Corporation's common stock (Over-allotment Option).

2. Others

At its board meeting held today, NEC Electronics Corporation decided to issue 23,500,000 new shares in conjunction with the listing.

Not to be circulated in the United States. This material is not an offer of securities for sale in the United States. The securities described in this material may not be offered or sold in the United States absent registration or an exemption from registration. Public offerings of securities made in the United States must be made by means of a prospectus that contains detailed information about the company and management, as well as financial statements.

Attachment

Profile of NEC Electronics Corporation

1. Company Name	NEC Electronics Corporation
2. Location of the Head Office	1753, Shimonumabe, Nakahara-ku, Kawasaki, Kanagawa, 211-8666, Japan
3. Establishment	November 1, 2002
4. President	Kaoru Tosaka
5. Capital	50 billion yen
6. Business	Research and development, manufacturing, sales and services of semiconductors (except for general-purpose DRAMs)
7. Number of Employees	Approximately 24,000 (Japan – 19,000, Overseas – 5,000)

***

Not to be circulated in the United States. This material is not an offer of securities for sale in the United States. The securities described in this material may not be offered or sold in the United States absent registration or an exemption from registration. Public offerings of securities made in the United States must be made by means of a prospectus that contains detailed information about the company and management, as well as financial statements.

Contacts:
Diane Foley
Corporate Communication Division
NEC Corporation
TEL: +81-3-3798-6511